Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of the common stock of Lulu’s Fashion Lounge Holdings. Inc. (the “Company,” “we,” “us,” and “our”), our amended and restated certificate of incorporation and bylaws and the terms and provisions of the Delaware General Corporation Law (the “DGCL”). Copies of our amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to our Annual Report on Form 10-K of which this Exhibit is a part. For more complete information, you should carefully review our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL.

Authorized Capitalization

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our 10,000,000 authorized preferred stock is undesignated.

Common Stock

Holders of our common stock are entitled to the following rights.

Voting Rights

Directors are elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders do not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation, our amended and restated bylaws, applicable stock exchange rules, or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or, until such time as the Sponsor Ownership Condition (as defined below) ceases to be satisfied, by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting. “Sponsor Ownership Condition” means for so long as entities affiliated with H.I.G. Growth Partners – Lulu’s, L.P., Institutional Venture Partners XV, L.P., Institutional Venture Partners XV Executive Fund, L.P., Institutional Venture Partners XVI, L.P. and Canada Pension Plan Investment Board maintain direct or indirect beneficial ownership of an aggregate of at least fifty percent (50%) of the voting power of all the then outstanding shares of voting stock of the Company.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board of Directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution, or winding up. All outstanding shares are validly issued, fully paid, and nonassessable.

Preferred Stock

Our Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Registration Rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to the Investors’ Rights Agreement we entered into with Lulu’s Holdings, L.P., H.I.G.-GPII, Inc., LFL Acquisition Corp., Institutional Venture Partners XVI, L.P., Institutional Venture Partners XV, L.P., Institutional Venture Partners XV Executive Fund, L.P. and Canada Pension Plan Investment Board on April 12, 2018, pursuant to which such investors have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any shares of common stock and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the authorized number of directors shall be determined from time to time by resolution of the Board, provided the Board shall consist of at least one member, and that our Board of Directors will be divided into three classes. The authorized number of directors shall be determined from time to time by resolution of the Board, provided the Board shall consist of at least one member, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, and subject to the special rights of the holders of one or more series of preferred stock elect directors, at each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. The classification of our Board or Directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our Company.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise provided by the DGCL and subject to the special rights of the holders of one or more series of preferred stock to elect directors, directors may be removed from office at any time, but only by the affirmative vote of the holders of at least sixty six and two thirds percent (66-2/3%) of the voting power of all the then outstanding shares of voting stock of the Company with the power to vote at an election of directors and, once the Sponsor Ownership Condition ceases to be satisfied, only for cause.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation provides that, subject to the special rights of the holders of one or more series of preferred stock, special meetings of the stockholders may be called, for any purpose or purposes, at any time by the Board of Directors, chairperson of the Board of Directors, chief executive officer or president (in the absence of a chief executive officer), but such special meetings may not be called by stockholders or any other person or persons. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management of our Company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements outlined in our amended and restated bylaws. Our amended and restated bylaws allow the chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to the rights of the holders of the shares of any series of preferred stock or any other class of stock or series having a preference over our common stock as to dividends or upon liquidation, and for so long as Sponsor Ownership Condition is satisfied, any action required or permitted to be taken at any annual or special meeting of stockholders of the Company may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in accordance with Section 228 of the DGCL. If at any time the Sponsor Ownership Condition ceases to be satisfied, then any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 203 of the DGCL

We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

●	the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation, within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our Company.

Amendment of Charter Provisions

In addition to any affirmative vote of the holders of any particular class or series of the voting stock required by law or by our amended and restated of corporation (including any certificate of designation in respect of one or more series of preferred stock), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, shall be required to alter, amend or repeal certain of the provisions described above, including with respect to our Board of Directors, stockholders, liability and indemnification, and forum selection. The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have entered into separate indemnification agreements with each of our directors and our executive officers. In some cases, the provisions of our indemnification agreements with our directors and executive officers may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

Choice of Forum

The Court of Chancery of the State of Delaware is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Company to the Company or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine.

Additionally, our amended and restated certificate of incorporation further provides that the federal courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Exchange Act of 1934, as amended or any other claim for which the federal courts have exclusive jurisdiction; and provided, further, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. The choice of forum provisions do not preclude stockholders that assert claims under the Securities Act of 1933, as amended from bringing such claims in state or federal court, subject to applicable law.

These provisions may result in increased costs for investors seeking to bring a claim against us or any of our directors, officers or other employees.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “LVLU.”